FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.                        Document

1.      FRN Variable Rate Fix released on 31 March 2003
2.      FRN Variable Rate Fix released on 01 April 2003
3.      FRN Variable Rate Fix released on 02 April 2003
4.      FRN Variable Rate Fix released on 02 April 2003
5.      FRN Variable Rate Fix released on 04 April 2003
6.      Employee Share Option Scheme released on 04 April 2003

Document No. 1


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 31, 2003--

RE: NORTHERN ROCK PLC
    GBP 50,000,000 SERIES 75 EMTN
    DUE: SEPTEMBER 2003
    ISIN: XS0069957487

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 31MAR2003 TO 30JUN2003 HAS BEEN FIXED AT 3.75703 PCT

INTEREST PAYABLE VALUE 30JUN2003 WILL AMOUNT TO:
GBP 936.68 PER GBP 100,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3855/3857 OR FAX: 44 20 7508 3881

Document No. 2


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS


LONDON--(BUSINESS WIRE)--April 1, 2003--

AMENDMENT TO RATE AND AMOUNT

RE: NORTHERN ROCK PLC
    EUR 20,000,000 EMTN
    DUE: JAN 2005
    ISIN: XS0150269289

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 10JAN03 TO 10APR03 HAS BEEN FIXED AT 5.543 PCT PER ANNUM.

INTEREST PAYABLE VALUE 10APR03 WILL AMOUNT TO:
EUR 1385.75 PER EUR 100,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 171 508 3857/3855 OR FAX: 44 171 508 3881.

Document No. 3



( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS


LONDON--(BUSINESS WIRE)--April 2, 2003--

RE: NORTHERN ROCK PLC
    GBP 8,000,000 SERIES 161 EMTN
    DUE: JULY 2004
    ISIN: XS0099354101

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 02APR03 TO 02JUL03 HAS BEEN FIXED AT 3.73078 PCT PER ANNUM.

INTEREST PAYABLE VALUE 02JUL03 WILL AMOUNT TO:
GBP930.14 PER 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3855/3857 OR FAX: 44 171 508 3881

Document No. 4


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS


LONDON--(BUSINESS WIRE)--April 2, 2003--

RE: NORTHERN ROCK PLC
    GBP 100,000,000 SERIES 206 EMTN
    DUE: 02 JULY 2003
    ISIN: XS0131373408

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 02APR03 TO 02JULY HAS BEEN FIXED AT 3.70078 PCT

INTEREST PAYABLE VALUE 02JUL03 WILL AMOUNT TO:
GBP 92.27 PER GBP 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3854/5/6 OR FAX: 44 20 7508 3881

Document No. 5


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS


LONDON--(BUSINESS WIRE)--April 4, 2003--


RE: NORTHERN ROCK PLC
    USD 12,159,000 SERIES 201 EMTN
    DUE: 12 APRIL 2005
    ISIN: XS0127633872

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 07APR03 TO 07JUL03 HAS BEEN FIXED AT 1.29875 PCT PER ANNUM

INTEREST PAYABLE VALUE 07JUL03 WILL AMOUNT TO:
USD 3.28 PER USD 1,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 6
                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME



Northern Rock plc (the Company) announces that on 4 April 2003 March 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,500 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.


Following this transaction, the Northern Rock Employee Trust holds a total of 5,398,332 Shares representing 1.28% of the Company's issued share capital.










                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  7 April, 2003            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary